

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Cai Yongjun
Chief Executive Officer
Longwei Petroleum Investment Holding Limited
No. 30 Guanghau Street
Xiaojingyu Xiang, Wan Bailin District, Taiyuan City
Shanxi Province, People's Republic of China

> **Re: Longwei Petroleum Investment Holding Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 1-34793**

Dear Mr. Cai:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

CC: Darrin M. Ocasio
Sichenzia Ross Friedman Ference LLP
Fax: (212) 930-9725